Aegis Capital Corp. 810 7th Avenue, 18th Floor New York, NY 10019

April 26, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention:	Scott Anderegg

RE:	Registration Statement on Form S-1

File No. 333-217209

Dear Mr. Anderegg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aegis Capital Corp., in its capacity as underwriter, pursuant to that certain registration statement on Form S-1, File No. 333-217209 (the “Registration Statement”) of Ocean Power Technologies, Inc. (the “Company”), hereby respectfully requests that the Registration Statement be declared effective at 5:30 P.M., Washington, D.C. time, on April 26, 2017, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Respectfully,

AEGIS CAPITAL CORP.

By: /s/ Tom Higgins
Name: Tom Higgins
Title: SVP, Investment Banking